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                                                                      Exhibit 4g

                   The Lincoln National Life Insurance Company

Overloan Protection Rider

This rider is made part of the policy to which it is attached if "Overloan Protection Rider" is shown in the Policy Specifications.

Overloan Protection Benefit. Subject to the conditions described below, the policy will not lapse, as described in the "Grace Period" provision of the policy, if Indebtedness exceeds the Accumulation Value less the surrender charge(s) (i.e. overloan).

Conditions. The request to continue the policy under this rider is subject to the following conditions:

1. The Owner irrevocably elects, In Writing to Lincoln Life, the Overloan Protection Benefit. The effective date of the election ("Election Effective Date") will be the next Monthly Anniversary Day.

2. The sum of the cost of three Monthly Deductions and the charge for this rider exceeds the Surrender Value, and the Accumulation Value is sufficient to pay the charge for this rider.

3. Any Insured identified in the Policy Specifications has attained at least Age 65.

4.   The policy has been in force at least 15 Policy Years.

5. The policy must not be a Modified Endowment Contract (MEC) as defined by the Technical and Miscellaneous Revenue Act of 1988 (TAMRA).

6. The Indebtedness must be greater than the Specified Amount as of the Election Effective Date.

7.   This rider has not terminated as set forth below.

Charge for this Rider. There is no charge for adding this rider to the policy. However, if you elect the Overloan Protection Benefit, a one-time charge, not to exceed the Maximum Election Charge shown in the Policy Specifications, will be deducted from the Accumulation Value as of the Election Effective Date.

Impact to Policy Provisions. If you elect the Overloan Protection Benefit:

1. The Death Benefit Option in effect under the policy will be Death Benefit Option 1.

2. All other riders, except the Supplemental Term Insurance Rider, if any, will be terminated.

3.   No additional premium payments will be accepted.

4. The Variable Account Value, if any, will be transferred to the Fixed Account as of the Election Effective Date. No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations that may otherwise be in effect. No further transfers will be allowed and Automatic Rebalancing will end.

5.   No additional policy loans may be taken.


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6.   No additional partial surrenders (i.e. withdrawals) may be taken.

7.   No further increases or decreases in Specified Amount will be allowed.

8.   No additional Monthly Deductions will be taken.

Loans. Loan repayments can continue to be made at any time, and interest charged on the loan will continue to accrue.

Minimum Death Benefit. After the Election Effective Date, the amount of the Death Benefit will be determined as provided under the "Death Benefit Proceeds" provision of the policy but will be no less than the greater of the following amounts for the then current Policy Year:

1.   The Accumulation Value plus $10,000 less Indebtedness, or

2. An amount determined by Lincoln Life equal to that required by the Internal Revenue Code to maintain the contract as a life insurance policy (see
     SCHEDULE 4 of policy).

Termination. This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:

1.   The date the Owner requests In Writing to terminate the rider, or

2.   Termination of the policy.

Policy Provisions. Except as provided above, this rider is subject to all the terms of the policy.

Effective Date. The effective date of this rider is shown in the Policy Specifications.


                                   The Lincoln National Life Insurance Company

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